[Letterhead of Dorsey & Whitney LLP]

TIMOTHY S. HEARN (612) 340-7802 FAX (612) 340-8738 hearn.tim@dorsey.com

August 11, 2011

VIA EDGAR

Amanda Ravitz

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	LecTec Corporation
Registration Statement on Form S-4
Filed July 6, 2011
File No. 333-175379

Dear Ms. Ravitz:

On behalf of our client, LecTec Corporation (“LecTec” or the “Company”), we are transmitting for your review the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 2, 2011 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-4, File No. 333-175379, filed on July 6, 2011 (the “Registration Statement”).

On the date hereof, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described herein as well as updating some of the information contained in the Registration Statement. To assist the Staff in reviewing this letter, we will separately deliver to you and to Mr. Louis Rambo copies of this letter and Amendment No. 1, including marked copies of Amendment No. 1 showing changes against the Registration Statement as originally filed. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page references in the text of the letter correspond to the pages in Amendment No. 1. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Prospectus Cover Page

1.	Please revise the cover page to clarify the formula to be used to determine the number of LecTec shares to be issued in the proposed transaction. In this connection, your disclosure should make clear what the formula is intended to achieve for shareholders.

U.S. Securities and Exchange Commission

August 11, 2011

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the proxy statement/prospectus cover page in Amendment No. 1.

Summary, page 5

2.	Please revise your summary to highlight the going concern language in AxoGen’s auditor’s report on page F-47.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of Amendment No. 1.

3.	Please add summary disclosure to briefly highlight the FDA regulatory issues disclosed in your risk factors starting on page 25.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of Amendment No. 1.

Risk Factors, page 15

4.	The second sentence under the risk factor heading implies that there may be material risks that you are aware of but have not disclosed. Please revise to remove this implication, and provide additional risk factor disclosure if necessary to ensure that all material risks that you are aware of are disclosed.

Response

In response to the Staff’s comment, the Company has deleted the referenced sentence from the risk factor heading on page 15 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements of LecTec and AxoGen, page 39

Unaudited Pro Forma Condensed Combined Statement of Operations, pages 42 and 43

5.	Please revise to disclose how the pro forma weighted average shares and pro forma basic and diluted earnings per share amounts were determined.

U.S. Securities and Exchange Commission

August 11, 2011

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of Amendment No. 1.

6.	We note that LecTec’s historical statement of operations for the three months ended March 31, 2011 included infringement income of $3,600,000. Since this appears to be a non-recurring item, please tell us why you did not include a pro forma adjustment to eliminate it from your total pro forma revenues for the three months ended March 31, 2011.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of Amendment No. 1 to reflect the elimination of the Company’s infringement income and the related expense. The Company has also provided additional disclosure on page 49 of Amendment No. 1 to explain the reason for the adjustment.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 44

Note 1. The Merger and Basics of Presentation, page 44

7.	We note your assumption that all of AxoGen’s outstanding convertible securities will be converted to common shares of LecTec. Please revise to more fully explain your basis for this assumption; for example and if true, disclose the terms of each convertible security agreement indicates if the company enters into a merger the convertible securities will automatically convert to common shares.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of Amendment No. 1.

8.	In this regard, please explain the basis for your similar assumption that all warrants to purchase AxoGen shares will be forfeited as part of the merger transaction.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of Amendment No. 1.

U.S. Securities and Exchange Commission

August 11, 2011

Note 3. Allocation of Cost of the Acquired Entity, page 44

9.	Revise your pro forma disclosures to provide investors with your allocation of the purchase price. Explain how you reflected the assets and liabilities of LecTec at their fair value as part of your pro forma presentation.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of Amendment No. 1.

Note 4. Common Stock, Additional Paid-in Capital and Stock Options, page 45

10.	Please revise note 4 to more fully explain the reason for your adjustments to the current portion of long-term debt, additional paid-in capital and accumulated deficit that are included in the unaudited pro forma balance sheet. Also, please disclose how the amounts were calculated.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 47 of Amendment No. 1.

11.	Please also revise note 4 to clearly explain the conversion of the AxoGen Preferred shares into common shares, the ratio at which the shares convert and how you calculated each adjustment to the pro forma balance sheet. Using the 0.03663996 share exchange ratio disclosed on page 44, please reconcile the amount of LecTec shares issued to AxoGen stockholders per this note to the historical amount of AxoGen shares that will be outstanding prior to the transaction.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 47 of Amendment No. 1.

Note 7. Preferred Stock Dividend, page 45

12.	We note your disclosure herein that the Preferred Stock will be forfeited in accordance with the merger. Please reconcile this disclosure with disclosures on page 46 and 124 which indicate that the Preferred Stock will be converted to common stock.

U.S. Securities and Exchange Commission

August 11, 2011

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 47 of Amendment No. 1 to add the word “dividend” after “preferred stock” as only the preferred stock dividend is forfeited in the Merger.

Note 9. Interest Expense and Change in Fair Value of Warrants, page 45

13.	Please revise to show your calculation of the total adjustments as presented on your pro forma income statement.

Response

The Company respectfully advises the Staff that the total adjustments reflect the reversal of interest expense related to amortization of deferred financing cost and debt discount on AxoGen’s warrants, interest expense related to convertible notes, as well as the change in fair value of warrant liability for the year ended December 31, 2010 and six months ended June 30, 2011 as those expenses will not be incurred assuming the Merger has been completed at the beginning of each period presented. In response to the Staff’s comment, the Company has revised the disclosure on page 48 of Amendment No. 1 to include the calculation of total adjustments presented in the pro forma statement of operations.

Note 12. Income Taxes, page 46

14.	Please revise your notes herein to provide further information regarding your calculation to record income taxes on a combined basis. In your discussion, please also tell us how you determined, and your basis for, the pro forma combined effective tax rate.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of Amendment No. 1.

Financial Statements, page F-1

General

15.	Please update your financial statements to comply with the requirements of Rule 8-08 of Regulation S-X. Also, all amendments should contain a currently dated accountant’s consent.

Response

The Company has included updated financial statements for LecTec and AxoGen in Amendment No. 1 in compliance with the requirements of Rule 8-08 of Regulation S-X.

U.S. Securities and Exchange Commission

August 11, 2011

The Company has also filed currently dated auditors’ consents as exhibits to Amendment No. 1.

AxoGen Corporation Financial Statements for the Year Ended December 31, 2010, page F-47

Report of Independent Registered Public Accounting Firm, page F-47

16.	We note the second paragraph in the audit report of Cross, Fernandez & Riley, LLP improperly refers to the “auditing standards of the Public Company Accounting Oversight Board (United States)”. Paragraph 3 of PCAOB AS 1 requires the auditor to refer to “the standards of the Public Company Accounting Oversight Board (United States)”. Please have your auditors revise their report to remove the word “auditing” and properly reference “the standards” as required by paragraph 3 of PCAOB AS 1.

Response

In response to the Staff’s comment, Cross, Fernandez & Riley, LLP (“Cross Fernandez”) has revised their audit report, included on page F-48 of Amendment No. 1, to remove the word “auditing” in compliance with Paragraph 3 of PCAOB AS 1.

Notes to Financial Statements, page F-53

Note 2. Summary of Significant Accounting Policies, page F-53

Deferred Revenue and Gain on Termination of Distribution Agreement, page F-55

17.	We see you indicate that on February 26, 2010 the company and a customer mutually agreed to terminate an agreement whereby the company was released from a repayment obligation to the customer. We also see that you recognized the remaining $1.1 million balance of deferred revenue from that customer as a gain from termination of distribution agreement in the year ended December 31, 2009. In light of the February 2010 date of the agreement, please explain to us your reasons for recording the gain in 2009 instead of 2010.

Response

The Company respectfully advises the Staff that AxoGen has advised the Company that, in order to determine the proper accounting for the termination of the distribution agreement, it referred to guidance found in Accounting Standards Codification 855, Subsequent Events. Specifically, in accordance with paragraph 855-10-25-1 of the Codification, AxoGen noted that the conditions underlying the termination of the agreement were prevalent and existed before December 31, 2009, such as claims by both parties that the agreement had been breached. During 2009, AxoGen had been in negotiations to terminate the agreement and both parties ceased to perform under the agreement. The agreement to terminate the distribution agreement was formally

U.S. Securities and Exchange Commission

August 11, 2011

executed by the parties in February 2010, however, since the conditions causing the termination existed before December 31, 2009, and the financial statements had not been issued yet, AxoGen recorded the effects of the termination as of December 31, 2009. AxoGen also advised the Company that it referred to the example given in paragraph 855-10-55-1b of the Codification for guidance.

In response to the Staff’s comment, AxoGen has revised Note 2 to its December 31, 2010 financial statements, included on page F-56 of Amendment No. 1, to clarify the reasons for recording the remaining deferred revenue from this agreement in 2009.

Note 5. Intangible Assets, page F-58

18.	We note from your disclosure that you are required to pay annual license maintenance fees, a percentage of sublicense fees and certain other various payments. Please revise your disclosure you more fully explain to investors the costs of the license agreements. For example, quantify the annual license maintenance fees, disclose the percentage of sublicense fees required to be paid, disclose if you currently have any sublicenses and describe the terms of any milestone payments.

Response

In response to the Staff’s comment, AxoGen has revised the disclosure on page F-60 of Amendment No. 1.

Note 14. Subsequent Events, page F-67

19.	We see that you indicate that the intended accounting for the transaction with LecTec is a reverse merger and recapitalization. Please tell us why you indicated the transaction is a recapitalization and revise your disclosure to clearly indicate how you accounted for the transaction.

Response

In response to the Staff’s comment, and upon further consultation with Cross Fernandez, AxoGen has revised the disclosure on page F-69 of Amendment No. 1 to reflect that the transaction is intended to be accounted for as a reverse merger and not as a reverse merger and recapitalization.

* * * *

The Company understands that the Staff may have additional comments after receiving Amendment No. 1 and this letter. The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgment:

U.S. Securities and Exchange Commission

August 11, 2011

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As always, should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (612) 340-7802 or, in my absence, Ms. Jenna Hannigan at (612) 492-6118. You also may email us at hearn.tim@dorsey.com and hannigan.jenna@dorsey.com, respectively, or fax either of us at (612) 340-8738.

Very truly yours,

/s/ Timothy S. Hearn

cc: Greg Freitag, LecTec Corporation